EXHIBIT 12

THE TORO COMPANY AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Not Covered by Independent Auditors’ Report)

	10/31/2011	10/31/2010	10/31/2009	10/31/2008	10/31/2007
Earnings before income taxes	$174,826,000	$141,268,000	$95,788,000	$181,289,000	$213,227,000
Plus: Fixed charges	24,249,868	23,579,921	24,280,076	26,141,532	26,003,000
Earnings available to cover fixed charges	$199,075,868	$164,847,921	$120,068,076	$207,430,532	$239,230,000
Ratio of earnings to fixed charges	8.21	6.99	4.95	7.93	9.20

Interest expense	$16,970,000	$17,113,000	$17,578,000	$19,333,000	$19,445,000
Rentals (interest expense)	7,279,868	6,466,921	6,702,076	6,808,532	6,558,000
Total fixed charges	$24,249,868	$23,579,921	$24,280,076	$26,141,532	$26,003,000